SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 06 March, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Directorate Change dated 06 March 2025

Exhibit 1.1

6 March 2025

BP announces non-executive director appointment

BP p.l.c. ("bp") today announced the appointment to its board of Ian Tyler as a non-executive director and chair elect of the remuneration committee, with effect from 1 April 2025.

Helge Lund, chair of bp, said: "On behalf of the board, I am delighted to welcome Ian to bp. Ian brings a strong track record of executive and non-executive experience across multiple industries, most recently leading the remuneration committees of some of the UK's largest quoted companies. Our board discussions will benefit from the focus he will bring on performance against the plans we set out on 26 February".

Following the strategy announcement last month, the board will continue its work to identify new board members who will bring the additional skills and experience bp needs as it embarks on the next chapter.

Ian Tyler is currently chair of Grafton Group plc. He is senior independent director, chair of the remuneration committee and a member of the audit and nomination committees at Anglo American plc. Mr Tyler is also senior independent director and chair of the audit committee at Synthomer plc.

There are no additional matters that require disclosure under 6.4.8R of the UK Listing Rules.

Further information bp press office, London: bppress@bp.com, +44 (0)7831 09554

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 06 March 2025
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary